QUAMTEL, INC.
14911 Quorum Drive, Suite 140
Dallas, Texas 75254

November 12, 2009

EDGAR CORRESPONDENCE

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Andrew Mew, Accounting Branch Chief
Mail Stop 3561

Re:

Quamtel, Inc., f/k/a Atomic Guppy, Inc.

File No. 000-31757

Dear Mr. Mew:

We are writing in to reply to your letter dated October 8, 2009, commenting on our Form 10-Q/A for the quarterly period ended June 30, 2009.

Note A – Organization and Description of Business

1.

Our disclosure that the reverse merger was accounted for as of January 1, 2008 was intended to add clarification to the disclosure that the historical financial statements of WQN were being presented as those of the Company (Registrant). It was not intended to convey that the stock issuances in conjunction with the reverse merger were reflected as of January 1, 2008. In future filings, the sentence, “Accordingly, the effect of the reverse merger transaction was accounted for as of the January 1, 2008, the earliest date presented in the accompanying financial statements” will be deleted.

•

WQN’s equity section will reflect the recapitalization as an issuance of shares representing the number of shares retained by Quamtel, Inc. (formerly Atomic Guppy, Inc.) (“Quamtel”) on July 28, 2009 in the next interim report for the period ended September 30, 2009.

•

Periods prior to the recapitalization will recast WQN’s historical per share activity in the balance sheet and statement of stockholders’ equity given Quamtel’s capital structure adjusting par value as necessary.

•

For earnings per share, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization on July 28, 2009 will be the number of shares issued by Quamtel to WQN.  For the period from July 28, 2009 to the end of the reporting period, the number of shares to be used in the calculation of earnings per share will be the actual number of shares of the combined entity outstanding.  The weighted average number of shares to be used in computing earnings per share will be calculated on the basis of the number determined for the two periods.

Securities and Exchange Commission

Andrew Mew, Accounting Branch Chief

November 12, 2009

The following is a draft excerpt of our related planned September 30, 2009 Form 10-Q presentation, reflecting the above assumptions:

	September 30, 2009	December 31, 2008
	(Unaudited)
Shareholders' equity:
Common stock - $0.001 par value; 200,000,000 shares authorized; 16,737,090 and 16,472,090 shares issued and outstanding at September 30, 2009 and December 31, 2008, respectively	16,672	16,472
Preferred stock - $0.001 par value; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	841,328	383,528
Retained earnings (deficit)	TBD	1,885
Total shareholders' equity	TBD	401,885

	Three Months		Nine Months
	2009	2008	2009	2008
Basic and diluted income (loss) per share:
Income (loss) from operations before income taxes	$(0.07)	$0.00	$(0.08)	$0.00
Income tax expense (benefit)	—	0.00	(0.00)	0.00
Net income (loss) per share	$(0.07)	$0.00	$(0.08)	$0.00
Weighted average number of shares outstanding	16,546,275	16,472,090	16,497,090	16,472,090

Note I – Subsequent Event, page 6

2.

While there are several key employees of iTella, Inc., the key employee that is referred to in the Consulting Services Agreement is Steven Ivester.  However, the Consulting Services Agreement was amended on November 4, 2009 to refer to three of iTella, Inc.’s key employees, not just one.  In our September 30, 2009 Form 10-Q filing, we will expand out related party transactions disclosure to be consistent with SFAS 57, as follows:

Securities and Exchange Commission

Andrew Mew, Accounting Branch Chief

November 12, 2009

“From time to time, Steven Ivester, the Company’s former sole shareholder and currently a consultant to the Company through a Consulting Services Agreement with iTella, Inc. (“Consultant”), has made personal advances to the Company. These advances are repayable upon demand, are unsecured, and are non-interest bearing. Such advances amounted to $361,887 and $10,575 at September 30, 2009 and December 31, 2008, respectively.

Effective August 1, 2009 and amended on November 4, 2009, WQN executed a Consulting Services Agreement with Consultant, whereby Consultant shall provide, at the reasonable request of the Company’s management, advanced business strategy, financing, product development and marketing advice including but not limited to day to day operations. The initial term of this agreement is for five years, and automatically renews for additional one year terms if approved by both parties. During this agreement’s term and at the Company’s expense, Consultant will be provided an office and administrative support in Weston, Florida. Consultant’s compensation shall consist of the following:

1.

Cash payments totaling $75,000 for the first six months, payable monthly;

2.

Annual cash payments of $250,000 thereafter, payable monthly;

3.

Nine percent of the Company’s consolidated gross revenue, payable quarterly (except the first two months, in which the rate is one percent of gross revenues);

4.

Medical insurance benefits for up to three of Consultant’s key employees and their families;

5.

$1,000 per month car allowance plus related auto insurance;

6.

Reimbursement of Consultant’s reasonable business expenses incurred by Consultant in performance of related services;

7.

Grants of stock options pursuant to the Company's Parent 's Equity Incentive Plan in such amounts as may from time to time be determined by the Board of Directors; and

Accrued expenses under the Share Exchange Agreement for the three and nine months ended September 30, 2009 were $22,635.  Prior to closing the Share Exchange Agreement, Quamtel did not have expertise in the management and financing of a public company, and required the services of iTella, Inc. as outlined in the Consulting Services Agreement. The Consulting Services Agreement is not cancellable by either party in advance of its contractual term, except under a defined change in control.”

Securities and Exchange Commission

Andrew Mew, Accounting Branch Chief

November 12, 2009

General

We also hereby acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the company from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stuart Ehrlich, CEO